UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2009
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated January 25, 2010.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ David Block Temin
Name:	David Block Temin
Title:	Chief Legal Officer

Dated: January 25, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated January 25, 2010

Exhibit 1

ELBIT SYSTEMS SIGNS AGREEMENT TO PURCHASE BALANCE OF AZIMUTH TECHNOLOGIES' SHARES

Haifa, Israel, January 25, 2010 - Elbit Systems Ltd. (NASDAQ: ESLT) announced today, further to its announcement on November 12, 2008, that on January 24, 2010  a merger  agreement was signed with Azimuth Technologies Ltd. ("Azimuth") under which it will acquire the balance of Azimuth's shares.  In November 2008, Elbit Systems purchased 19% of Azimuth's shares.  Under the newly signed agreement Elbit Systems' wholly owned subsidiary, Elbit Security Systems Ltd., will purchase the balance of Azimuth's shares from Azimuth's shareholders for a price of approximately $46.5 million (173 million shekels).  In the event  that prior to the merger Azimuth distributes a dividend in the amount of approximately $5.4 million  (20 million shekels), the above mentioned consideration will be reduced by approximately $4.3 million (16 million shekels).

Under the terms of the merger agreement an amount of approximately $3.2 million  (12 million shekels) of the above mentioned consideration will be held by a trustee for the purpose of indemnifying Elbit in accordance with the terms of the agreement and will be distributed, in whole or in part, to the shareholders at a later date as provided in the agreement.

The closing of the transaction is subject to approval by a general meeting of Azimuth's shareholders as well as approval by the Israeli Antitrust Authority.

Azimuth is an Israeli company engaged mainly in the areas of satellite navigation systems (GPS), electro-optics and data communications, for defense, para-government and civil applications. The company's systems are designed for target acquisition, fire coordination, navigation and orientation solutions, command and control as well as optical measurement systems for high accuracy. Azimuth has a subsidiary in the U.K. engaged in similar activities.

Joseph Ackerman, President and CEO of Elbit Systems, commented: "Azimuth is a leader in its areas of activity, with excellent employees and highly advanced technological capabilities complementing those of Elbit Systems Electro-Optics Elop."  Ackerman added: "The acquisition of the balance of Azimuth's shares underscores our long-term strategy of growth through mergers and acquisitions of complementary companies with high synergistic value. The acquisition will provide us with added value in the satellite navigation field, and we expect that the combination of the new capabilities alongside our existing ones will further strengthen our position as a global leader in the electro-optics field in Israel and abroad."

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.
For additional information, please visit us at: www.elbitsystems.com.

Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, Head of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944		IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246
E-mail:	j.gaspar@elbitsystems.com	E-mail:	info@gkir.com
dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.